UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41559

NWTN INC.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

Upon the applicable approvals of the board of directors and shareholders of NWTN Inc., a Cayman Islands exempted company (the “Company”), Mr. Yehong Ji was appointed as an independent director and a member of the audit committee of the company, effective August 12, 2025.

Mr. Ji, age 60, is currently a Senior Advisor at the Investment Banking Division of Barclays Singapore. He was the Vice Chairman of Greater China Banking of Barclays from March 2021 to June 2025. Prior to that, Mr. Ji served as the Managing Director and Co-Head of China Business Development at ICBC International, Hong Kong from September 2017 to March 2021. From June 2016 to September 2017, he was the Co-President of China Science & Merchant Investment Management. He served as Managing Director of China Investment Banking at JP Morgan Securities, Hong Kong from May 2011 to June 2016. Prior to that, he also worked at various financial institutions, including Credit Suisse, Citigroup Global Markets, Morgan Stanley and NM Rothschild, Jardine Fleming Securities. His earlier career experience includes roles at Beijing Huayuan Group, China Ministry of Foreign Economic Relations and Trade and Hangzhou Automotive Engine Plant. Mr. Ji obtained a Bachelor’s Degree in Science in Applied Mechanics from Chongqing University and a Bachelor’s Degree of Economics in International Trade from the University of International Business and Economics in Beijing. Mr. Ji is qualified to serve as a director of the Company due to his extensive financial industry expertise and investment experience.

On July 16, 2025, the Company and Mr. Ji entered into a letter agreement (the “Agreement”), pursuant to which, Mr. Ji is entitled to receive 200,000 Class B ordinary shares of the Company per year as annual equity compensation, subject to the Company’s ability to grant such shares pursuant to applicable legal and regulatory requirements. In the event that the Company does not make such annual equity compensation on time, Mr. Ji is entitled to an equivalent amount in cash payment. The Company has agreed to reimburse Mr. Ji for reasonable and documented expenses in connection with his services to the Company. The Agreement contains customary confidentiality provisions.

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the provisions of the Agreement attached hereto as Exhibit 10.1 to this Form 6-K.

There are no family relationships between Mr. Ji and any director or executive officer of the Company. There are no transactions between the Company and Mr. Ji that are subject to disclosure under Item 404(a) of Regulation S-K.

On August 13, 2025, the Company issued a press release discussing the appointment of Yehong Ji as Independent Director, a copy of which is attached hereto as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
10.1+	Letter Agreement, dated July 16, 2025, by and between NWTN Inc. and Yehong Ji.
99.1	Press Release, dated August 13, 2025.

+	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2025	NWTN INC.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

3